                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-76365

PROSPECTUS

                                 156,501 Shares

                              SEGUE SOFTWARE, INC.

                                  Common Stock

                               ----------------

   The selling stockholders identified in this prospectus are offering to sell up to an aggregate of 156,501 shares of common stock of Segue Software, Inc.

   The common stock is quoted on the Nasdaq National Market under the trading symbol "SEGU." The last reported sale price of the common stock on the Nasdaq National Market on June 24, 1999 was $7.375 per share.

   The selling stockholders may sell their shares of common stock in any manner described in the "Plan of Distribution" section of this prospectus beginning on page 7.

   Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 2.

   Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                               ----------------

                  The date of this prospectus is June 25, 1999

                                  RISK FACTORS

   An investment in the common stock involves various risks. This prospectus contains forward-looking statements within the meaning of the federal securities laws. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the factors referenced in Segue's documents which are filed with the SEC and which are incorporated by reference herein. In deciding whether or not to invest in the common stock, you should consider the following risk factors:

   Segue's quarterly results may fluctuate. Segue's quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If Segue's quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of its common stock could fall substantially. Segue's quarterly revenue may fluctuate significantly for several reasons, including: the timing of introductions of new products or product enhancements by Segue or its competitors; personnel changes; the size and timing of individual orders; software bugs or other product quality problems; competition and pricing; customer order deferrals in anticipation of new products or product enhancements; demand for Segue's products is difficult to predict for reasons discussed below; changes in operating expenses; product mix; and general economic conditions. A substantial portion of Segue's operating expenses are related to personnel, facilities and marketing programs. The level of spending for such expenses cannot be adjusted quickly and is based, in significant part, on our expectations of future revenues. If actual revenue levels are below management's expectations, results of operations are likely to be adversely affected. In addition, Segue does not typically experience order backlog. Furthermore, Segue has often recognized a substantial portion of its revenues in the last month of a quarter, with these revenues frequently concentrated in the last weeks or days of a quarter. As a result, product revenues in any quarter are substantially dependent on orders booked and shipped in the latter part of that quarter, and revenues for any future quarter are not predictable with any significant degree of accuracy. For these reasons, Segue believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

   Segue may not be profitable in the future. Since Segue began operations, it has generally experienced losses. Losses have resulted in an accumulated deficit of approximately $18.0 million as of December 31, 1998. Segue had net income of $144,000 in 1996, a net loss of $11.5 million in 1997, which includes a charge of $9.1 million for purchased research and development in process and $718,000 for severance charges, and a net loss of $2.9 million in 1998, which includes a charge of $1.5 million related to the Eventus Software and Black & White Software acquisitions and a charge of $667,000 related to the write-offs of an NRE fee and guaranteed royalties. While Segue has experienced revenue growth in recent periods, continued growth at the same rate is not sustainable and is not necessarily indicative of future operating results. Failure to sustain or increase profitability may adversely affect the market price of the common stock.

   Segue has recently shifted its focus from general software testing to e-business testing. In 1997 Segue began to develop and acquire technology to provide automated software testing for Web-enabled software applications, including its acquisition of SQLBench in December 1997. These developments allowed Segue to extend its testing capabilities beyond distributed client/server applications with GUI front ends. Because e-business scenario testing is more complicated than general software testing, Segue may experience issues with its product quality. In the second quarter of 1998, Segue introduced "LiveQuality," an e-business scenario testing product. In the fourth quarter of 1998, Segue acquired Eventus Software and Black & White Software which provided Segue with other technologies to expand its current line of e-business testing products. Segue's shift from a general software testing company to an e-business testing company during the past year has resulted in significant changes in (i) Segue's organizational structure, (ii) management personnel, (iii) product mix, and (iv) sales approach. If Segue fails to effectively manage these changes, or make other changes which may be needed in connection with such shift to an e-business testing company, Segue's business, operating results and financial condition may be materially adversely affected.

   The development of a market for Segue's products is uncertain. The market for automated software testing products is relatively new and undeveloped. Marketing and sales techniques in the automated software testing marketplace, as well as the bases for competition, are not well established. There can be no assurance as to the extent that a significant market for automated software testing products will develop or the extent to which Segue's products will be accepted in that market. Although Segue believes that the current trend toward increased use of automated software testing will continue, a majority of software testing is still carried out manually, and there can be no assurance that the automated software testing market will enjoy continued growth.

   The commercial market for products and services designed for use on the Internet, Intranet and Extranet has only recently begun to develop. The success of Segue's products focused on e-commerce and Internet applications will depend on the growth of the market and on its ability to continue to enhance its products to work with all of the prevalent technologies driving Internet applications. There can be no assurance that Segue will be able to effectively adapt its products to the prevalent technologies being used on e-commerce applications or to successfully compete in the market for Internet-related products and services. As is typical for new and rapidly evolving industries, demand for recently introduced products is highly uncertain.

   Segue may have difficulty managing its growth. Segue has been experiencing a period of rapid growth, including increases in the number of orders, customers and employees. Segue's rapid growth has placed, and may continue to place, strains on its management, operations and systems. To manage future growth effectively, Segue must expand, improve and effectively utilize its operational, management, marketing, sales and financial systems as necessitated by changes in its business. Segue is implementing an ERP information system and opening a Technical Support Center in Ireland in 1999, both of which could be disruptive. Additionally, as part of the restructuring plan in the first quarter of 1999 Segue significantly changed the sales management team and consolidated the position of Senior Vice President of Research and Development with the position of Senior Vice President and General Manager of the executive management team. In conjunction with these management changes, Segue also changed the structure of its internal organization by adding product divisions which relate to its e-business testing products. Segue also refocused its sales and marketing approach to focus on e-commerce applications. There can be no assurance that Segue will be able to effectively manage such changes and such changes are likely to be disruptive.

   Segue may be subject to risks associated with its recent acquisitions and future acquisitions. In the fourth quarter of 1998 Segue acquired Eventus Software and Black & White Software in two separate transactions. Segue's product range and customer base have increased in the recent past due in part to these acquisitions. These acquisitions provided Segue with technologies to expand its current line of e-business testing products. There can be no assurance that the integration of all of the acquired technologies will be successful or will not result in unforeseen difficulties which may absorb significant management attention.

   In the future, Segue may acquire additional businesses or product lines. The recently completed acquisitions, or any future acquisition, may not produce the revenue, earnings or business synergies that it anticipated, and an acquired product, service or technology might not perform as expected. Prior to completing an acquisition, however, it is difficult to determine if such benefits can actually be realized. The process of integrating acquired companies into Segue's business may also result in unforeseen difficulties. Unforeseen operating difficulties may absorb significant management attention, which Segue might otherwise devote to its existing business. Also, the process may require significant financial resources that Segue might otherwise allocate to other activities, including the ongoing development or expansion of its existing operations. The integration of the acquisitions of Eventus Software and Black & White Software will take longer than expected.

   If Segue pursues a future acquisition, its management could spend a significant amount of time and effort in identifying and completing the acquisition. To pay for a future acquisition, Segue might use capital stock or cash. Alternatively, Segue might borrow money from a bank or other lender. If Segue uses capital stock as it did with its recent acquisitions, Segue's stockholders would experience dilution of their ownership interests. If Segue uses cash or debt financing, its financial liquidity will be reduced.

   Segue has recently changed its sales approach and restructured its sales teams. As part of the shift in Segue's business to e-business testing, Segue has recently begun to focus its marketing and sales efforts with a solution sales approach. Segue's direct sales force focuses on large enterprise and strategic sales in an effort to provide as many solutions as a particular client needs. To facilitate the solution sales approach, Segue restructured its direct sales force into teams of one strategic sales representative and one technical support engineer. Segue has also recently hired additional sales personnel and worked to integrate sales personnel from Eventus and Black & White. There can be no assurance that this sales approach will result in greater revenues. Because Segue's sales force focuses on making larger sales, its sales cycle may increase.

   Larger purchases will take longer than smaller sales because customers will generally take more time to decide on whether to make larger purchases. A longer sales cycle reduces Segue's ability to forecast revenue levels. Any delay or loss in sales of Segue's products could have a material adverse effect on its business, operating results and financial condition, and could cause its operating results to vary significantly from quarter to quarter.

   Segue's performance will depend in part on the growth and commercial acceptance of the Internet. Segue's future success will depend substantially upon the widespread adoption of the Internet as a primary medium for commerce and business applications. If the Internet does not become a viable and substantial commercial medium, Segue's business, operating results and financial condition will be materially adversely affected. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth which has, at times, caused user frustration with slow access and download times. The Internet infrastructure may not be able to support the demands placed on it by continued growth. Moreover, critical issues concerning the commercial use of the Internet, such as security, reliability, cost, accessibility and quality of service, remain unresolved and may negatively affect the growth of Internet use or the attractiveness of commerce and business communication on the Internet. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased activity or due to increased government regulation and taxation of Internet commerce.

   Segue faces significant competition from other software companies. The market for software quality management tools is new, intensely competitive and subject to rapid technological change. Segue expects competition to intensify in the future. Segue currently encounters competition from a number of public and private companies including Mercury Interactive Corporation, Rational Software Corporation and Compuware Corporation. Many of Segue's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, and significantly greater financial, technical and marketing resources than it does and, therefore, may be able to respond more quickly than Segue can to new or changing opportunities, technologies, standards or customer requirements or may be able to devote greater resources to the promotion and sale of their products than Segue. Segue may also face increased competition from the recent consolidation of several companies in the automated software quality market. An increase in competition could result in price reductions and loss of market share. Such competition and any resulting reduction in profitability could have a material adverse effect on Segue's business, operating results and financial condition.

   Segue's business could be adversely affected if its products contain errors. Software products as complex as Segue's products may contain undetected errors or "bugs," which result in product failures. The occurrence of errors could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to Segue's reputation, or damage to its efforts to build brand awareness, any of which could have a material adverse effect on Segue's business, operating results and financial condition.

   Segue's future success will depend on its ability to enhance existing products and develop new products. To be competitive, Segue must develop and introduce product enhancements and new products that increase its customers' ability to test their systems. If Segue fails to develop and introduce new products and enhancements successfully and on a timely basis, it could have a material adverse effect on Segue's business, operating results and financial condition. The emerging nature of the automated software testing and e-commerce testing markets requires that Segue continually improve the performance, features and reliability of its products, particularly in response to competitive offerings and evolving customer needs. Segue must also introduce enhancements to existing products as quickly as possible and prior to the introduction of competing products. Segue has acquired, and may in the future acquire, technologies to provide it with the tools to introduce new products or to enhance current products. The success of such acquisitions will depend in part on Segue's ability to effectively integrate the technologies.

   Segue must hire and retain skilled personnel in a tight labor market. Qualified personnel are in great demand throughout the software industry. Segue's success depends in large part upon its ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, software engineers and other senior personnel. There is intense competition for sales personnel in Segue's business, and there can be no assurance that Segue will be successful in attracting, integrating, motivating and retaining new sales personnel. The failure of Segue to attract and retain the highly skilled personnel that are integral to its direct sales, product development, service and support teams may limit the rate at which Segue can generate sales and develop new products or product enhancements. This could have a material adverse effect on Segue's business, operating results and financial condition.

   Segue faces many risks associated with international business activities. Segue derived approximately 16% of its total product sales from international customers in 1998. The international market for software products is highly competitive and Segue expects to face substantial competition in this market from established and emerging companies. Segue faces many risks associated with international business activities including currency fluctuations, imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, tailoring of products to local requirements, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. To the extent that Segue is unable to expand international sales in a timely and cost-effective manner, Segue's business could be materially adversely affected.

   Segue may be affected by unexpected Year 2000 problems. Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This "Year 2000" problem could result in miscalculations, data corruption, system failures or disruptions of operations. Segue is subject to potential Year 2000 problems affecting its products, its internal systems and the systems of its vendors and distributors, any of which could have a material adverse effect on Segue's business, operating results and financial condition.

   In addition, there can be no assurance that Year 2000 errors or defects will not be discovered in Segue's internal software systems and, if such errors or defects are discovered, there can be no assurance that the costs of making such systems Year 2000 compliant will not be material.

   Year 2000 errors or defects in the internal systems maintained by Segue's vendors or distributors could require Segue to incur significant unanticipated expenses to remedy any problems or replace affected vendors and could reduce Segue's revenue from its indirect distribution channel.

   Segue may be subject to risks associated with its channel partner program. Although Segue has not historically sold significant amounts of its products through indirect channels, Segue intends to continue to develop channel sales as part of its business strategy. Recently Segue has added significant resources to expand its channel sales, including dedicating sales personnel to increase sales through current channel partners and developing relationships with other potential channel partners. There can be no assurance that Segue's greater efforts will result in an increase in revenues. Furthermore, Segue may be subject to certain distinct risks associated with channel sales. Segue licenses its products to channel partners at a discount and such partners re-license the products to end-users. Segue's agreements with its channel partners are non-exclusive and provide the channel partners with 60-day price protection. Because Segue's channel partners generally order products after they have received purchase orders, there is no requirement that Segue repurchase any product. Segue typically does not grant its channel partners a contractual right to return software products. When approved by management, however, Segue has accepted returns of certain software products and has provided an allowance for the specified products. Segue selects its channel partners based on the partner's financial viability, product expertise and market focus. In order for Segue's strategy to broaden market penetration through its channel partner program to be successful, Segue must increase its unit sales to offset the discount Segue is providing to its channel partners. There can be no assurance that Segue will succeed in the development of these channels. Moreover, selling through indirect channels may limit Segue's contact with the end users of its products. As a result, Segue's ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered and its ability to develop and maintain customer goodwill may be limited. Furthermore, Segue's existing or future channel partners may choose to devote greater resources to marketing and supporting the products of other companies. In addition, Segue will need to resolve potential conflicts among its sales force and channel partners.

   Segue could be subject to product liability claims. In selling its products, Segue relies primarily on "shrink wrap" licenses that contain, among other things, provisions protecting against the unauthorized use, copying and transfer of the licensed program and limiting Segue's exposure to potential product liability claims. However, these licenses are not signed by the licensees and the provisions of these licenses, including the provisions limiting Segue's exposure to product liability claims, may therefore be unenforceable under the laws of certain jurisdictions. Segue's products may be used on applications that are critical to the operations of its customers' businesses. Any failure in a customer's applications could result in a claim for substantial damages against Segue, regardless of Segue's responsibility for such failure. Although Segue maintains general liability insurance, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

   Segue's success depends on its ability to protect its proprietary technology. Segue's success depends to a significant degree upon the protection of its software and other proprietary technology. The unauthorized reproduction or other misappropriation of Segue's proprietary technology could enable third parties to benefit from Segue's technology without paying Segue for it. This could have a material adverse effect on Segue's business, operating results and financial condition. Although Segue has taken steps to protect its proprietary technology, they may be inadequate. Segue currently relies on a combination of trademark, copyright and trade secret laws and contractual provisions to protect its proprietary rights in its products. Segue presently has no registered copyrights. Segue has a patent but there can be no assurance that the patent would be upheld if challenged. Moreover, the laws of other countries in which Segue markets its products may afford little or no effective protection of Segue's intellectual property. There can be no assurance that Segue's competitors will not independently develop technologies that are substantially equivalent or superior to Segue's technology. If Segue resorts to legal proceedings to enforce its intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. There can be no assurance that third parties will not assert intellectual property infringement claims against Segue. If Segue were to discover that any of its products violated third party proprietary rights, there can be no assurance that Segue would be able to obtain licenses on commercially reasonable terms to continue offering the product without substantial reengineering or that any effort to undertake such reengineering would be successful.

   Any claim of infringement could cause Segue to incur substantial costs defending against the claim, even if the claim is invalid, and could distract management from Segue's business. Furthermore, a party making such a claim could secure a judgment that requires Segue to pay substantial damages. A judgment could also include an injunction or other court order that could prevent Segue from selling its products. Any of these events could have a material adverse effect on Segue's business, operating results and financial condition.

                                  THE COMPANY

   Segue is a Delaware corporation with its principal executive offices at 201 Spring Street, Lexington, Massachusetts 02421. Its telephone number is (781) 402-1000.

                                USE OF PROCEEDS

   Segue will not receive any proceeds from the sale of the common stock under this prospectus.

                   MATERIAL TERMS OF THE EVENTUS TRANSACTION

   On December 3, 1998, Segue and its wholly-owned subsidiary, SSI Merger Corp., entered into an Agreement and Plan of Merger dated December 3, 1998, with Eventus Software and the stockholders of Eventus Software. Under the terms of the merger agreement, SSI Merger Corp. was merged with and into Eventus Software, with Eventus Software surviving the merger. As a result of the merger, which was treated for accounting purposes as a "pooling of interests" transaction, the stockholders of Eventus Software received an aggregate of 312,990 shares of common stock, and the holders of outstanding Eventus Software options and warrants received options and warrants to purchase up to an aggregate of 31,951 shares of common stock. Eventus Software is now a wholly-owned subsidiary of Segue based in San Francisco, California and engaged in the business of developing and marketing web management software.

   The stockholders of Eventus Software entered into a Registration Rights Agreement with Segue pursuant to which Segue agreed to register 50% of the shares of common stock issued to such stockholders in connection with the merger. Under the registration rights agreement, each selling stockholder is entitled for a period of 30 days in which this registration statement is effective (the "Initial Sale Period") to sell shares of common stock issued by Segue to such holder in connection with the merger. Near the end of the Initial Sale Period, Segue will determine the total number of shares of common stock registered pursuant to this registration statement which remain unsold and will within five business days of the end of such 30-day period notify the selling stockholders of the number of unsold shares (the "Request Notice"). The selling stockholders will have the right to sell under this registration statement any additional shares of common stock (up to the aggregate amount unsold) during the Additional Sale Period (as defined below) by giving written notice to Segue within five business days after delivery of the Request Notice advising Segue of the number of shares that such selling stockholder desires to sell (the "Additional Sale Notice"). If the number of shares requested to be sold by the selling stockholders exceeds the amount unsold after the Initial Sale Period, then the available shares will be allocated among the selling stockholders who have timely sent an Additional Sale Notice to Segue on a pro rata basis. Within five business days after the date upon which the Request Notice is required to be delivered, Segue shall notify (the "Participation Notice") each participating selling stockholder of the number of shares that such stockholder will be entitled to sell during the Additional Sale Period. The Additional Sale Period is the period from the date of the Participation Notice to a date on which there has elapsed a total of 30 days for which this registration statement has been effective and the participating selling stockholders could have sold their shares thereunder. The selling stockholders agree that from the period after the end of the Initial Sale Period to the beginning of the Additional Sale Period, they will not sell any shares registered under this registration statement.

                              SELLING STOCKHOLDERS

                           Number of Shares of                    Number of Shares  Percentage
                              Common Stock      Number of Shares  of Common Stock   Ownership
  Name of Selling         Beneficially Owned as of Common Stock  Beneficially Owned   After
  Stockholder             of March 15, 1999(1)   Offered Hereby  After Offering(2)   Offering
  ---------------         --------------------- ---------------- ------------------ ----------
Edan Kabatchnik.........          29,173             14,430            14,743            *
SQRIBE TECHNOLOGIES CORP
 .......................          42,755             21,378            21,377            *
Mike Burkland(3)........         126,939             63,470            63,469            *
Tom Burkland............             192                 96                96            *
Kevin Edwards...........              98                 49                49            *
Bill Fry................             141                 71                70            *
Michael Funk............              28                 14                14            *
Nasreen Husain..........             384                192               192            *
Ben King................           1,359                680               679            *
Eduard Klinkovich.......              42                 21                21            *
Chris Kocher............              47                 24                23            *
Levinger & Associates...             171                 86                85            *
Brian Perry.............           4,448              2,224             2,224            *
David Shen..............             128                 64                64            *
Kerry Smith.............              51                 26                25            *
Troy Terry..............             832                416               416            *
Charmen Weidenbach......           1,595                798               797            *
Steve Weiss.............              81                 41                40            *
Amisil Holdings
 Limited................          27,421             13,711            13,710            *
Dave DeWalt(4)..........          25,486(5)           7,479             7,478            *
Arti Bhargava...........           7,478              3,739             3,739            *
Fenwick & West LLP......           2,492              1,246             1,246            *
Mark C. Stevens.........           2,492              1,246             1,246            *
Sumitomo Corporation....          30,000             15,000            15,000            *
Sumisho Datacom,
 Inc.(6)................          15,000              7,500             7,500            *
Sumitronics Inc.(7).....           5,000              2,500             2,500            *

--------
 * Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of March 15, 1999 through the conversion or exercise of any security or other right.
(2) Gives effect to the sale of the shares of common stock.
(3) Mike Burkland is currently receiving termination benefits from Segue.
(4) Dave DeWalt is an employee of Segue.
(5) Represents 14,957 shares of common stock currently held and options to purchase 10,529 shares of common stock.
(6) Sumisho Datacom, Inc. is the exclusive distributor for the sale of SilkControl in Japan.
(7) Sumitronics Inc. is acting as a purchasing and shipping agent of Sumisho Datacom, Inc. for SilkControl.

                              PLAN OF DISTRIBUTION

   The shares of common stock offered by this prospectus (the "Shares") are being offered on behalf of the selling stockholders. Such Shares may be sold or distributed from time to time by the selling stockholders, or by donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire such Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Shares offered hereby may be effected in one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus; (iv) "at the market" to or through market makers or into an existing market for Segue common stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); (vii) in privately negotiated transactions; (viii) to cover short sales; or (ix) any combination of the foregoing.

   From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such Shares have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling stockholders hereunder. The number of Shares beneficially owned by those selling stockholders who so transfer, pledge, donate or assign such Shares will decrease as and when they take such actions. The plan of distribution for the Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. In addition, a selling stockholder may, from time to time, sell short the Shares, and in such instances, this prospectus may be delivered in connection with such short sales and the shares of Segue common stock offered hereby may be used to cover such short sales.

   A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of Segue common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distributions of Segue common stock by such broker-dealers. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Shares to the broker-dealers, who may then resell or otherwise transfer such shares of Segue common stock. A selling stockholder may also loan or pledge its Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default may sell or otherwise transfer the pledged Shares.

   Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The selling stockholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither Segue nor any selling stockholders can presently estimate the amount of such compensation. Segue knows of no existing arrangements between any selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

   Segue will pay substantially all of the expenses incident to the registration, offering and sale of the Shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. Segue has also agreed to indemnify the selling stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Segue, Segue has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   Segue has advised the selling stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Shares.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   This prospectus is part of a registration statement Segue filed with the SEC to register the Segue common stock offered in this offering. It does not repeat important information that you can find in the registration statement or in the reports and other documents that Segue files with the SEC. The SEC allows Segue to "incorporate by reference" the information it files with them. This means that Segue can disclose important information to you by referring to other documents that are legally considered to be part of this prospectus, and later information that it files with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. Segue incorporates by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares of common stock offered under this prospectus:

  1. the Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

  2. the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

  3. the Current Report on Form 8-K filed with the SEC on January 14, 1999;

  4. the Current Report on Form 8-K filed with the SEC on December 17, 1998;
     and

  5. the description of common stock contained in Segue's Registration Statement on Form 8-A, filed with the SEC on February 16, 1996, as amended, under Section 12 of the Securities Exchange Act of 1934 and any amendments or reports filed for the purpose of updating such description.

   You may request a copy of these filings at no cost by writing or telephoning Segue at the following address: Chief Financial Officer, Segue Software, Inc., 201 Spring Street, Lexington, Massachusetts 02421 (Telephone: (781) 402-1000).

   You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. Segue has not authorized anyone else to provide you with different or additional information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

   Segue files annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read a copy of any reports, statements or other information that Segue files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Segue's SEC filings are also available from the Internet site maintained by the SEC at http://www.sec.gov.

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 You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. Segue has not authorized anyone else to provide you with different or additional information. The selling stockholders are not making an offer of the Segue common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

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                               TABLE OF CONTENTS

                                                                            Page
Risk Factors...............................................................    2
The Company................................................................    6
Use of Proceeds............................................................    7
Material Terms of the Eventus Transaction..................................    7
Selling Stockholders.......................................................    8
Plan of Distribution.......................................................    9
Incorporation of Certain Documents by Reference............................   10
Legal Matters..............................................................   11
Experts....................................................................   11

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                                156,501 Shares

                             Segue Software, Inc.

                                 Common Stock

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                                  PROSPECTUS

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                                 June 25, 1999

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